Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Ronald R. Bessette
Senior Counsel
Phone: 603-229-6140
Ronald.Bessette@LFG.com

VIA Email

July 21, 2010

Ellen Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:           The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N
Post-Effective Amendment No. 49
File Nos. 333-36316, 811-08517

Dear Ms. Sazzman:

This letter and the attached blacklined prospectus supplement are in response to your comments of July 1, 2010.  You will also note that we have changed the availability date of this rider to November 15, 2010. This date is applicable to all products offered by The Lincoln National Life Insurance Company. The rider will be available on September 13, 2010 under products offered by Lincoln Life & Annuity Company of New York. Though the availability date has been pushed back it is important that we receive your approval prior to August 6, 2010 in order to complete printing and mailing requirements.

Responses to your comments are as follows:

Comment 1:     Please confirm that the contract name in the heading is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:       The contract name in the heading and on the front cover page of the underlying prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Comment 2:      Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:        There are no guarantees or support agreements with third parties to support any of the company’s guarantees under the policy.

Comment 3:      Please disclose in an obvious place that excess or noncompliant withdrawals under certain living benefit riders offered in the underlying prospectus may result in a reduction or (premature) termination of those benefits and of those riders.

Response:        The underlying prospectus contains appropriate language in the section titled The Contracts – Living Benefit Riders: “Excess withdrawals under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or of those riders.” We have also added a specific reference in the Summary of Common Questions – What are Living Benefit Riders section of the prospectus.

Comment 4:      Page 1, Introductory paragraph: Clarify the final sentence of the paragraph by changing “It is” to “The supplement is.”

Response:        The sentence has been changed as follows: This supplement ~~It~~ is for informational purposes and requires no action on your part.

Comment 5:      Page 1, Expense Tables: In the second sentence of the footnote at the bottom of page 1, clarify who the secondary life is and change “is” to “will be.”

Response:        The joint life option is described in the i4LIFE® Advantage rider section of the prospectus and refers to a payout option based on two lives instead of one life under the single life option. The secondary life is the second person upon who the payout is based. The footnote has been changed as follows: The current percentage charge for single    ~~secondary~~ joint life option ~~is~~ will be 0.65% once the rider becomes available. The current percentage charge for the ~~secondary~~ joint life option ~~is~~ will be 0.85% ~~effective December 7, 2010~~ once the rider becomes available.

Comment 6:      Confirm to Staff that for previous versions of Guaranteed Income Benefit, the charge cannot exceed the maximum charges disclosed on page 2, even if there is a step-up.

Response:        The charge for previous versions of Guaranteed Income Benefit cannot exceed the maximum charges disclosed on page 2, even if there is a step-up.

Comment 7:       Explain to Staff the meaning or intent of the first paragraph after the table at the top of page 2 that describes the guarantees to purchasers of Lincoln Lifetime IncomeSM Advantage:
•	consider making the paragraph a footnote;
•	add clarification to indicate that purchasers of Lincoln Lifetime IncomeSM Advantage may purchase Guaranteed Income Benefit at or below the maximum charge in effect for that Guaranteed Income Benefit.

Response:        This paragraph has been deleted.

Comment 8:       Please insert descriptive headers before each of the two expense tables.

Response:         New headings have been added to indicate that the first table reflects charges for Guaranteed Income Benefit (version 4) and the second table reflects charges for prior versions.

Comment 9        Examples: Confirm to Staff that the Examples, including the introductory paragraph, represent the most expensive contract option.

Response:         The Examples presented in the underlying prospectus represent the most expensive contract option.

Comment 10:     Page 2, i4LIFE® Advantage Guaranteed Income Benefit (version 4) Charge: Revise the heading for this section, as the section describes the charges for versions 2 and 3 also.

Response:         The reference to version 4 has been removed from the paragraph heading.

Comment 11:     Change “secondary life” to “joint life” in the footnote to the expense tables for consistency.

Response:          We have changed secondary life to joint life option.

Comment 12:     Page 2, i4LIFE® Advantage Guaranteed Income Benefit (version 4) Charge, 2nd paragraph: Clarify if the secondary life is only available under Guaranteed Income Benefit (version 4) or if it is also available under prior versions.

Response:         The joint life option is available in all versions of the Guaranteed Income Benefit. The only difference is that the charge for the joint life option under Guaranteed Income Benefit (version 4) will differ from the charge for the single life option. Under versions 1, 2 and 3 the charge will remain the same for either option. We believe that no further discussion is necessary as we have disclosed the fact that the charge will be different starting in December 2010.

Comment 13:      Page 2, i4LIFE® Advantage Guaranteed Income Benefit (version 4) Charge, 3rd paragraph: Clarify the meaning of “at such time” in the second sentence.

Response:         The sentence has been changed as follows: At ~~such~~ the time of the step-up, the Guaranteed Income Benefit percentage charge will change to the current charge . . .”.

Comment 14:     Page 3, i4LIFE® Advantage Guaranteed Income Benefit (Version 4) Charge, 3rd paragraph:
•	1st full sentence on pg 3: Clarify in this sentence that the reference to step-up applies to version 4, and the reference to step-up period election applies to prior versions.
•	Last sentence of paragraph, top pg 3: Be more specific about how future step-ups might be affected if a step-up is declined.

Response:        The sentences have been revised as follows:
•
If we automatically administer the step-up (version 4) or step-up period election (version 2 or 3) for you and your percentage charge is increased, you may ask us to reverse the step-up or the step-up period election by giving us notice within 30 days after the date on which the step-up or step-up period election occurred.

•	For version 4, future step-ups will continue even after you decline a current step-up.

Comment 15:       Pages 3 - 4, The Contracts – Living Benefit Riders – Guaranteed Income Benefit with i4LIFE® Advantage: The disclosure is too confusing when discussing all of the versions at once. Provide separate disclosure for each version of the Guaranteed Income Benefit.

Response:          We have added new sections to more clearly describe the prior versions of Guaranteed Income Benefit, including availability dates and distinctions between all four versions (beginning bottom of page 4 through page 7).

Comment 16:       Page 3, The Contracts – Living Benefit Riders – Guaranteed Income Benefit with i4LIFE® Advantage: The first paragraph seems to indicate that a contractowner must opt-out of Guaranteed Income Benefit when purchasing i4LIFE® Advantage. Confirm to Staff that this is or is not the case. If so, please disclose this in the Summary of Common Questions under the “What are Living Benefit Riders?” section.

Response:         We have decided not to automatically include the Guaranteed Income Benefit when the contractowner purchases i4LIFE® Advantage, therefore any reference to opting out has been deleted as the contractowner must affirmatively elect the rider.

Comment 17:      Page 3, The Contracts – Living Benefit Riders – Please clarify to staff what the reference to Lincoln Lifetime IncomeSM Advantage 2.0 is.

Response:          Lincoln Lifetime IncomeSM Advantage 2.0 is an optional living benefit rider currently being reviewed by the Staff (File No. 333-61554). The anticipated roll-out date for this rider is September 7, 2010.

Comment 18:     Page 3, The Contracts – Living Benefit Riders – Guaranteed Income Benefit with i4LIFE® Advantage, 3rd paragraph:  This paragraph discusses how purchasers of Lincoln Lifetime IncomeSM Advantage may increase their Guaranteed Income Benefit under versions 2 and 3, but is silent as to version 4. Please explain.

Response:         Purchasers of Lincoln Lifetime IncomeSM Advantage will have no contractual right under that rider to purchase version 4 of the Guaranteed Income Benefit using any leftover Guaranteed Amount but do have that contractual right if to purchase versions 2 or 3. Contractowners with Lincoln Lifetime IncomeSM Advantage may drop that rider and purchase version 4 of the Guaranteed Income Benefit using the Account Value to calculate the Guaranteed Income Benefit. This section has been moved (see page 9) and rewritten to make this clear.

Comment 19:       Provide examples of how the Guaranteed Income Benefit is calculated by using the remaining Guaranteed Amount to increase the Guaranteed Income Benefit under Lincoln Lifetime IncomeSM Advantage and Lincoln SmartSecurity® Advantage.

Response:        We have added a new paragraph to describe certain guarantees in each of the living benefit riders relating to the election of Guaranteed Income Benefit (beginning at the bottom of page 8). We have provided an example that shows how the Guaranteed Amount under Lincoln SmartSecurity® Advantage and the Income Benefit under Lincoln Lifetime IncomeSM Advantage 2.0 may be used to calculate the initial Guaranteed Income Benefit (version 4). Reference to an existing example in the prospectus of how the Guaranteed Income Benefit may be calculated using the Guaranteed Amount under Lincoln Lifetime IncomeSM Advantage has been added.

Comment 20:     The Guaranteed Income Benefit percentage table does not appear until page 4 and is confusing. Please revise: (i) to describe the Guaranteed Income Benefit calculation without Lincoln Lifetime IncomeSM Advantage or Guaranteed Income Benefit; and (ii) to clarify how the table relates to calculating Guaranteed Income Benefit under those riders.

Response:         The table has been moved as requested and an example of a calculation without using amounts from a living benefit rider to calculate the Guaranteed Income Benefit has been added. A footnote has been added describing the fact that the Income Base from Lincoln Lifetime IncomeSM Advantage 2.0 and the Guaranteed Amount from Lincoln SmartSecurity® Advantage may be used to calculate the Guaranteed Income Benefit.

Comment 21:     Page 3, The Contracts – Living Benefit Riders – Guaranteed Income Benefit with i4LIFE® Advantage, 5th paragraph:
•	Clarify how the Guaranteed Income Benefit is calculated using the Guaranteed Amount under Lincoln SmartSecurity® Advantage (3rd sentence).
•	Revise the use of the term “their age” (2nd sentence) so it is consistent with the next sentence.
•	The 3rd sentence appears to be inaccurate. Please revise if necessary.
•	Use the term “percentage” instead of “percent” throughout.

Response:      This section has been rewritten and clarified.
•	An example of the calculation of the Guaranteed Income Benefit using the Guaranteed Amount under Lincoln SmartSecurity® Advantage has been added.
•	The term “their age” has been changed to “the contractowner’s age (single life) or the youngest age of either the contractowner or secondary life (if applicable)”.
•	The sentence has been rewritten.
•	The word “percent” has been changed to “percentage”.

Comment 22:     Page 4, The Contracts – Living Benefit Riders – Guaranteed Income Benefit with i4LIFE® Advantage:
•
Please revise the introductory paragraph to the Guaranteed Income Benefit percentage table on page 4 to clarify how the percentages apply to each of the scenarios (no living benefit riders, Lincoln Lifetime IncomeSM Advantage and Lincoln SmartSecurity® Advantage).

•	Describe how the secondary life relates to the table.
•	What base are the percentages in the table applied against?

Response:
•	An introductory paragraph has been added and reference Lincoln Lifetime IncomeSM Advantage 2.0 and Lincoln SmartSecurity® Advantage is found in the footnote that immediately follows the table.
•	The reference to secondary life has been removed from the table.
•	The percentages may be based on the Account Value, the Income Base or the Guaranteed Amount, depending on which Living Benefit Rider has been elected.

Comment 23:       Page 4, The Contracts – Living Benefit Riders – Guaranteed Income Benefit with i4LIFE® Advantage: Clarify the heading of the table – “Single and Secondary Life Payout.”

Response:           The heading has been changed to: Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit.

Comment 24:        Page 4, The Contracts – Living Benefit Riders – Guaranteed Income Benefit with i4LIFE® Advantage: The paragraph immediately following the table appears to refer to a different section. If so, bold it and refer to the section in the prospectus.

Response:           This section has been re-written.

Comment 25:        Page 4, The Contracts – Living Benefit Riders – Guaranteed Income Benefit with i4LIFE® Advantage: Clarify that the bolded paragraph refers to how step-ups work for various versions of Guaranteed Income Benefit.

Response:           This section has been rewritten and separate sections for each version of the Guaranteed Income Benefit now describe how each steps-up.

Comment 26:         Page 4, The Contracts – Living Benefit Riders – Guaranteed Income Benefit with i4LIFE® Advantage, “Guaranteed Income Benefit (version 4)” paragraph: Re-write the description of step-ups for qualified contracts in Plain English (last 2 sentences of paragraph).

Response:            This discussion has been re-written.

Comment 27:         Page 5, Example: Disclose how the initial Guaranteed Income Benefit is calculated.

Response:            The third line in the example specifies that the Initial Guaranteed Income Benefit is 4% times the Account Value.

Comment 28:        Page 5, middle paragraph, 3rd sentence: Revise the 3rd sentence to accurately reflect step-up terminology for various versions of Guaranteed Income Benefit (step-up or step-up period).

Response:             These revisions have been made.

Comment 29:         Page 5, middle paragraph, 4th sentence: Be more specific about the notice referenced in the 4th sentence. Is there a time period during which the notice must be received? Will excess charges be reversed?

Response:            The contractowner must notify us within thirty days of the step-up. This provision is already outlined in the supplement. Additional disclosure has been added to clarify that any excess charges will not be reversed.

Comment 30:         Page 5, middle paragraph: Clarify the last sentence. How are contractowners given notice that the charge has increased? How does this relate to the notice they must give if they don’t want the increase?

Response:             The sentence has been re-written: We will provide you with written notice ~~prior to increasing~~ when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

Comment 31:         Confirm that the Guaranteed Income Benefit has no impact on death benefits.

Response:            The Guaranteed Income Benefit has no impact on death benefits.

Comment 32:        Pages 5, 6, The Contracts – Living Benefit Riders – Guaranteed Income Benefit with i4LIFE® Advantage, Impacts to i4LIFE® Advantage Regular Income Payments:  Why doesn’t the second bullet describe the minimum access period for versions 2 and 3?

Response:            The second bullet has been revised to include a description for versions 2 and 3.

Comment 33:       Confirm to Staff that no substantive changes were made to the Statement of Additional Information.

Response:            The product changes outlined in the supplement will not require any changes to the SAI.

Comment 34:        Provide Tandy representations, necessary financial statements, exhibits, and other required disclosure not included in this post-effective amendment.

Response:            Financial statements, exhibits, and other required disclosure will be included in a future post-effective amendment.

In regards to the referenced filing, The Lincoln National Life Insurance Company and Lincoln Life Variable Annuity Account N (together “Lincoln”) acknowledge the following:

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 603-229-6140 with further comments or questions.

Sincerely,
Ronald Bessette
Assistant Vice President and Senior Counsel

The Lincoln National Life Insurance Company

Lincoln Life Variable Annuity Account N

ChoicePlus Assurance (C Share)

Supplement dated  November 15, 2010 to the May 1, 2010 Prospectus

This supplement to the prospectus for your individual variable annuity contract introduces a new version of Guaranteed Income Benefit for elections made on or after November 15, 2010, or when approved in your state.  The Guaranteed Income Benefit (version 3) will no longer be available for purchase after December 31, 2010 or 60 days from the date that the Guaranteed Income Benefit (version 4) is approved in your state.  This supplement is for informational purposes and requires no action on your part.

Guaranteed Income Benefit (version 4).  The Guaranteed Income Benefit is an option that provides a guaranteed minimum payout floor for i4LIFE® Advantage regular income payments. Guaranteed Income Benefit (version 4) will be available for purchase on or after November 15, 2010, or when approved in your state.  The availability of prior versions of the Guaranteed Income Benefit may be guaranteed pursuant to provisions of a living benefit rider. Please refer to the prospectus, your contract and/or any living benefit rider that you own regarding this availability.  Previous versions of Guaranteed Income Benefit will not be impacted by this change. All other provisions outlined in your May 1, 2010 prospectus continue to apply.

Expense Tables. The following table is inserted in the Expense Tables – Optional Rider Charges section following the 4LATER® Advantage charge section and replaces the i4LIFE ®Advantage charge section.

The next table describes charges that apply only when i4LIFE® Advantage is in effect. The charge for any Guaranteed Income Benefit, if elected, is added to the i4LIFE® Advantage charge and the total is deducted from your average daily Account Value.

i4LIFE® Advantage Payout Phase (On and After the Periodic Income Commencement Date):

i4LIFE® Advantage with the Guaranteed Income Benefit (version 4) (as a daily percentage of average Account Value):

	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
Annual Charge	2.35%	2.10%	2.05%
Guaranteed Income Benefit (version 4) Charge	2.00%*	2.00%*	2.00%*
Total I4LIFE® Advantage with Guaranteed Income Benefit (version 4) Charge	4.35%	4.10%	4.05%
*The charge shown is the guaranteed maximum annual percentage charge for the Guaranteed Income Benefit (version 4). The current percentage charge for the single life option and joint life option will be 0.65% once the rider becomes available.  The current percentage charge for joint life option will be 0.85% once the rider becomes available.

i4LIFE® Advantage with the Guaranteed Income Benefit (versions 1, 2 and 3) (as a daily percentage of average Account Value):

	Enhanced Guaranteed Minimum Death Benefit (EGMDB)	Guarantee of Principal Death Benefit	Account Value Death Benefit
Annual Charge	2.35%	2.10%	2.05%
Guaranteed Income Benefit (versions 1,2 and 3) Charge**	1.50%*	1.50%*	1.50%*
Total I4LIFE® Advantage with Guaranteed Income Benefit (versions 1, 2 and 3) Charge	3.85%	3.60%	3.55%
*The charge shown is the guaranteed maximum annual percentage charge for the Guaranteed Income Benefit (versions 1, 2 and 3). The current percentage charge is 0.50%.
**Purchasers of Lincoln Lifetime IncomeSM Advantage are guaranteed the ability in the future to purchase either i4LIFE® Advantage with the Guaranteed Income Benefit (either version 2 or version 3 depending upon the terms of their rider) and may purchase the Guaranteed Income Benefit at or below the maximum charge that is in effect for that Guaranteed Income Benefit on the date that they purchased the Lincoln Lifetime IncomeSM Advantage.

Summary of Common Questions  – The following paragraph replaces the paragraph titled “What are Living Benefit Riders?” in the Summary of Common Questions section of your May 1, 2010 prospectus:

What are Living Benefit Riders? Living Benefit Riders are optional riders available to purchase for an additional fee. These riders provide different types of minimum guarantees if you meet certain conditions. These riders are the Lincoln SmartSecurity® Advantage and Lincoln Lifetime IncomeSM Advantage 2.0 (both of which are withdrawal benefit riders) and 4LATER® Advantage and i4LIFE® Advantage (with or without the Guaranteed Income Benefit) (both of which are annuity payout riders). If you select a Living Benefit rider, excess withdrawals may have adverse effects on the benefit (especially during times of poor investment performance), and you will be subject to Investment Requirements (unless you elect i4LIFE® Advantage without the Guaranteed Income Benefit). Excess withdrawals under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or of those riders. These riders are discussed in detail in the prospectus. In addition, there is an overview of these riders that is provided with the prospectus.

Charges and Other Deductions – Rider Charges. The following section replaces the i4LIFE® Advantage Guaranteed Income Benefit Charge section in the current prospectus:

i4LIFE® Advantage Guaranteed Income Benefit  Charge.  The Guaranteed Income Benefit  (version 4) which is available for purchase with i4LIFE® Advantage is subject to a current annual charge of 0.65% of the Account Value (0.50% for version 1, 2 and 3), which is added to the i4LIFE® Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 2.70% (2.55% for version 1, 2 and 3) for the i4LIFE® Advantage Account Value death benefit; 2.75% (2.60% for version 1, 2 and 3) for the i4LIFE® Advantage Guarantee of Principal death benefit; and 3.00% (2.85% for version 1, 2 and 3) for the i4LIFE® Advantage EGMDB.

If you elect the joint life option, the charge for the Guaranteed Income Benefit (version 4) which is purchased with i4LIFE® Advantage will be subject to a current annual charge of 0.85% of the Account Value which is added to the i4LIFE® Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 2.90% for the i4LIFE® Advantage Account Value death benefit; 2.95% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 3.20% for the i4LIFE® Advantage EGMDB.

The Guaranteed Income Benefit percentage charge will not change unless there is an automatic step up of the Guaranteed Income Benefit (version 4) or you elect an additional step-up period (version 2 and version 3) during which the Guaranteed Income Benefit is stepped-up to 75% of the current regular income payment (described later in the i4LIFE® Advantage section of this prospectus).  At the time of the step-up the Guaranteed Income Benefit percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 2.00% (version 4) or 1.50% (version 2 and version 3) of the Account Value. If we automatically administer the step-up (version 4) or step-up period election (versions 2 or 3) for you and your percentage charge is increased, you may ask us to reverse the step-up or the step-up period election by giving us notice within 30 days after the date on which the step-up or the step-up period election occurred.  If we receive notice of your request to reverse the step-up, on a going forward basis, we will decrease the percentage charge to the percentage charge in effect before the step-up or step-up period election occurred.  Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. For version 2 and version 3, you will have no more step-ups unless you notify us that you wish to start a new step-up period (described in the i4LIFE® Advantage section of the prospectus). For version 4, future step-ups will continue even after you decline a current step-up. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

After the periodic income commencement date, if the Guaranteed Income Benefit is terminated, the Guaranteed Income Benefit annual charge will also terminate.

The Contracts – Living Benefit Riders - Guaranteed Income Benefit with i4LIFE® Advantage.  The following replaces The Contracts – Guaranteed Income Benefit with i4LIFE® Advantage section in the prospectus:

Guaranteed Income Benefit with i4LIFE® Advantage

A Guaranteed Income Benefit is available for purchase when you elect i4LIFE® Advantage which ensures that your regular income payments will never be less than a minimum payout floor, regardless of the actual investment performance of your contract. See Charges and Other Deductions for a discussion of the Guaranteed Income Benefit charges.

As discussed below certain features of the Guaranteed Income Benefit may be impacted if you purchased Lincoln SmartSecurity® Advantage , Lincoln Lifetime IncomeSM Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 (withdrawal benefit riders) prior to electing i4LIFE® Advantage with the Guaranteed Income Benefit (annuity payout rider). Refer to the 4LATER® Advantage section of this prospectus for a discussion of the 4LATER® Guaranteed Income Benefit.

Additional purchase payments cannot be made to a contract with the Guaranteed Income Benefit. You are also limited in how much you can invest in certain subaccounts. See the Contracts - Investment Requirements. The version of the Guaranteed Income Benefit, the date that you purchased it, and/or whether you previously owned Lincoln Lifetime IncomeSM Advantage will determine which Investment Requirement option applies to you.

There is no guarantee that the i4LIFE® Guaranteed Income Benefit option will be available to elect in the future, as we reserve the right to discontinue this option at any time. In addition, we may make different versions of the Guaranteed Income Benefit available to new purchasers or may create different versions for use with various Living Benefit riders. However, a contractowner with the Lincoln Lifetime IncomeSM Advantage or the Lincoln Lifetime IncomeSM Advantage 2.0 who decides to drop Lincoln Lifetime IncomeSM Advantage or the Lincoln Lifetime IncomeSM Advantage 2.0 to purchase i4LIFE® Advantage will be guaranteed the right to purchase the Guaranteed Income Benefit under the terms set forth in the Lincoln Lifetime IncomeSM Advantage rider or the Lincoln Lifetime IncomeSM Advantage 2.0 rider.

i4LIFE® Advantage Guaranteed Income Benefit, if available, is elected when you elect i4LIFE® Advantage or during the Access Period, if still available for election, subject to terms and conditions at that time.  You may choose not to purchase the i4LIFE® Advantage Guaranteed Income Benefit at the time you purchase i4LIFE® Advantage by indicating that you do not want the i4LIFE® Advantage Guaranteed Income Benefit on the election form at the time that you purchase i4LIFE® Advantage.  If you intend to use the Guaranteed Amount from either the Lincoln SmartSecurity® Advantage or the Lincoln Lifetime IncomeSM Advantage riders or the Income Base from the Lincoln Lifetime IncomeSM Advantage 2.0 rider to establish the Guaranteed Income Benefit, you must elect the Guaranteed Income Benefit at the time you elect i4LIFE® Advantage.

The i4LIFE® Advantage Guaranteed Income Benefit is reduced by withdrawals (other than regular income payments) in the same proportion that the withdrawals reduce the Account Value. See General i4LIFE® Provisions in the prospectus for an example.

There are four versions of the Guaranteed Income Benefit. Guaranteed Income Benefit (version 1) is no longer available for election. Guaranteed Income Benefit (version 2) may only be elected if you own a version of Lincoln Lifetime IncomeSM Advantage that guarantees you the right to elect that version. Guaranteed Income Benefit (version 3) will not be available for election on or after December 31, 2010 or 75 days from the date that the Guaranteed Income Benefit (version 4) is approved in your state, whichever date is later. You may elect Guaranteed Income Benefit (version 3) after December 31, 2010 or after Guaranteed Income Benefit (version 4) is approved in your state if you own a version of Lincoln Lifetime IncomeSM Advantage that guarantees you the right to elect that version. Guarantee Income Benefit (version 4) will be available for election on or after November 15, 2010 or when approved in your state and will be the only version of the Guaranteed Income Benefit available for election on or after December 31, 2010 or when approved in your state unless you are guaranteed the right to elect a prior version pursuant to the terms of your living benefit rider. Please refer to your living benefit rider regarding the availability of prior versions of Guaranteed Income Benefit.

Guaranteed Income Benefit (version 4). For Guaranteed Income Benefit (version 4) the initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value, based on your age (or the age of the youngest life under a joint life option) at the time the Guaranteed Income Benefit is elected. The specified percentages of the Account Value and the corresponding age-bands for calculating the initial Guaranteed Income Benefit are outlined in the table below.

          Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit
Age	Percentage of Account Value, Income Base or Guaranteed Amount*
Under 40	2.5%
40 - 54	3.0%
55 – under 59.5	3.5%
59.5 - 64	4.0%
65 - 69	4.5%
70 - 79	5.0%
80 and above	5.50%

* Purchasers of Lincoln SmartSecurity® Advantage may use any remaining Guaranteed Amount (if greater than the contract value) to calculate the initial Guaranteed Income Benefit. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 may use any remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the Rider’s effective date to establish the initial Guaranteed Income Benefit.

If the amount of your i4LIFE® Advantage regular income payment has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the i4LIFE® Advantage Guaranteed Income Benefit is the minimum payment you will receive. If the market performance in your contract is sufficient to provide regular income payments at a level that exceeds the Guaranteed Income Benefit, the Guaranteed Income Benefit will never come into effect. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your regular income payment. If your regular income payment is less than the Guaranteed Income Benefit, we will reduce the Account Value by the regular income payment plus an additional amount equal to the difference between your regular income payment and the Guaranteed Income Benefit (In other words, Guaranteed Income Benefit payments reduce the Account Value by the entire amount of the Guaranteed Income Benefit payment..) (Regular income payments also reduce the Account Value). This payment will be made from the variable subaccounts and the fixed account on a pro-rata basis according to your investment allocations.

If your Account Value reaches zero as a result of payments to provide the Guaranteed Income Benefit, we will continue to pay you an amount equal to the Guaranteed Income Benefit. If your Account Value reaches zero, your Access Period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled, and will reduce your death benefit. If your Account Value equals zero, no death benefit will be paid. See i4LIFE® Advantage Death Benefits. After the Access Period ends, we will continue to pay the Guaranteed Income Benefit for as long as the annuitant (or the secondary life, if applicable) is living.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE® Account Value:

* i4LIFE® Account Value before market decline:	$135,000
* i4LIFE® Account Value after market decline:	$100,000
* Guaranteed Income Benefit:	$ 810
* Regular Income Payment after market decline:	$ 769
* Account Value after market decline and Guaranteed	$ 99,190
Income Benefit payment:

The contractowner receives an amount equal to the Guaranteed Income Benefit. The entire amount of the Guaranteed Income Benefit is deducted from the Account Value.

The Guaranteed Income Benefit (version 4) will automatically step up every year to 75% of the current regular income payment, if that result is greater than the immediately prior Guaranteed Income Benefit.  For non-qualified contracts, the step-up will occur annually on the first valuation date on or after each periodic income commencement date anniversary starting on the first periodic income commencement date anniversary. For qualified contracts, the step-up will occur annually on the valuation date of the first periodic income payment of each calendar year. The first step-up is the valuation date of the first periodic income payment in the next calendar year following the periodic income commencement date.

The following example illustrates how the initial Guaranteed Income Benefit (version 4) is calculated for a 60-year old contractowner with a nonqualified contract, and how a step-up would increase the Guaranteed Income Benefit in a subsequent year. The percentage of the Account Value used to calculate the initial Guaranteed Income Benefit is 4% for a 60-year old per the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit table above.

8/1/2010	Amount of initial Regular Income Payment:	$5,051
8/1/2010	Account Value at election of Guaranteed Income Benefit (version 4):	$100,000
8/1/2010	Initial Guaranteed Income Benefit (4% times $100,000 Account Value):	$4,000
8/1/2011	Recalculated Regular Income Payment:	$6,000
8/1/2011	Guaranteed Income Benefit after step-up (75% of $6,000):	$4,500

The contractowner’s GIB was increased to 75% of the recalculated Regular Income Payment.

At the time of a step-up of the Guaranteed Income Benefit the i4LIFE® Guaranteed Income Benefit percentage charge may increase subject to the maximum guaranteed charge of 2.00%. This means that your charge may change every year. If we automatically administer a new step-up period for you and if your percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date of the step-up.  If we receive notice of your request to reverse the step-up, on a going forward basis, we will decrease the percentage charge to the percentage charge in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. Step-ups will continue after a request to reverse a step-up. i4LIFE® Advantage charges are in addition to the Guaranteed Income Benefit charges. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

The next section describes any differences in how the Guaranteed Income Benefit works for Guaranteed Income Benefit (version 3), Guaranteed Income Benefit (version 2) and Guaranteed Income Benefit (version 1). All other features of the Guaranteed Income Benefit not discussed below are the same as in Guaranteed Income Benefit (version 4).

Guaranteed Income Benefit (version 3). Guaranteed Income Benefit (version 3) was available for purchase on or after October 6, 2008 and will be available for election up to December 31, 2010 or when approved in your state (unless it is guaranteed for election at any time per the terms of a living benefit rider). For Guaranteed Income Benefit (version 3) the Guaranteed Income Benefit is initially equal to 75% of the regular income payment (which is based on your Account Value as defined in the i4LIFE® Advantage rider section) in effect at the time the Guaranteed Income Benefit is elected.

The Guaranteed Income Benefit will automatically step up every year to 75% of the current regular income payment, if that result is greater than the immediately prior Guaranteed Income Benefit.  The step-up will occur on every periodic income commencement date anniversary during a 5-year step-up period. At the end of a step-up period you may elect a new step-up period by submitting a written request to the Home Office. If you prefer, when you start the Guaranteed Income Benefit, you can request that we administer this election for you.

At the time of a reset of the step-up period the i4LIFE® Guaranteed Income Benefit percentage charge may increase subject to the maximum guaranteed charge of 1.50%. This means that your charge may change, every five years. If we administer a new step-up period for you at your election  and if your percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the periodic income commencement anniversary.  If we receive this notice, on a going forward basis, we will decrease the percentage charge to the percentage charge in effect before the step-up occurred.  After a request to reverse a step-up you will have no more step-ups unless you notify us that you wish to restart a new step-up period. i4LIFE® Advantage charges are in addition to the Guaranteed Income Benefit charges. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

Guaranteed Income Benefit (version 2). Guaranteed Income Benefit (version 2) was available for election prior to October 8, 2008 (unless it is guaranteed for election at any time per the terms of a living benefit rider). For Guaranteed Income Benefit (version 2) the Guaranteed Income Benefit is initially equal to 75% of the regular income payment (which is based on your Account Value as defined in the i4LIFE® Advantage rider section) in effect at the time the Guaranteed Income Benefit is elected.

The Guaranteed Income Benefit will automatically step-up every three years on the periodic income commencement date anniversary to 75% of the current regular income payment, if the result is greater than the immediately prior Guaranteed Income Benefit.  The step-up will occur on every third periodic income commencement date anniversary during a 15-year step-up period. At the end of a step-up period, you may elect a new step-up period by submitting a written request to the Home Office. If you prefer, when you start the Guaranteed Income Benefit, you can request that we administer this election for you.

At the time of a reset of the step-up period the i4LIFE® Guaranteed Income Benefit percentage charge may increase subject to the maximum guaranteed charge of 1.50%). This means that your charge may change, every 15 years. If we administer a new step-up period for you at your election  and if your percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the periodic income commencement anniversary.  If we receive this notice, on a going forward basis, we will decrease the percentage charge to the percentage charge in effect before the step-up occurred After a request to reverse a step-up you will have no more step-ups unless you notify us that you wish to restart a new step-up period. i4LIFE® Advantage charges are in addition to the Guaranteed Income Benefit charges. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

Guaranteed Income Benefit (version 1). If you have Guaranteed Income Benefit (version 1), your Guaranteed Income Benefit will not step-up on an anniversary, but will remain level. This version is no longer available for election.

The next section describes certain guarantees in living benefit riders relating to the election of the Guaranteed Income Benefit.

Lincoln Lifetime IncomeSM Advantage 2.0. Contractowners who purchase Lincoln Lifetime IncomeSM Advantage 2.0 are guaranteed the ability in the future to purchase i4LIFE® Advantage with Guaranteed Income Benefit (version 4) even if it is no longer available for sale. They are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those at the time they purchase Lincoln Lifetime IncomeSM Advantage 2.0. See The Contracts- Lincoln Lifetime IncomeSM Advantage 2.0 for more information.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0 may decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE® Advantage with Guaranteed Income Benefit (version 4).  If this decision is made, the contractowner can use the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the Rider’s effective date (if there has not been an Automatic Annual Step-up) to establish the i4LIFE® Advantage with Guaranteed Income Benefit (version 4) at the terms in effect for purchasers of this Rider.

Lincoln SmartSecurity® Advantage. Contractowners who purchased the Lincoln SmartSecurity® Advantage are guaranteed that they may use the remaining Guaranteed Amount (if greater than the contract value) at the time the initial Guaranteed Income Benefit is determined, to calculate the Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be equal to the applicable percentage based on either the contractowner’s age (single life) or the youngest age of either the contractowner or secondary life (if applicable) , at the time the Guaranteed Income Benefit is elected, multiplied by the remaining Guaranteed Amount. The applicable percentage is found in the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit table above. In other words, the initial Guaranteed Income Benefit will equal the applicable percentage based on the contractowner’s age multiplied by the  remaining Guaranteed Amount (if greater than the contract value).

The following is an example of how the Guaranteed Amount from Lincoln SmartSecurity® Advantage or the Income Base from Lincoln Lifetime IncomeSM Advantage 2.0 may be used to calculate the i4LIFE® Advantage with Guaranteed Income Benefit (version 4). The example assumes that on the date that i4LIFE® Advantage with Guaranteed Income Benefit  (version 4) is elected the contractowner is 70 years of age and has made no withdrawals from the contract. The percentage of the Account Value used to calculate the initial Guaranteed Income Benefit is 5% for a 70-year old per the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit table above.

Account Value (equals contract value on date i4LIFE® Advantage with Guaranteed Income Benefit (version 4) is elected :	$100,000
Guaranteed Amount/Income Base on date i4LIFE® Advantage with Guaranteed Income Benefit (version 4) is elected:	$120,000
Amount of initial Regular Income Payment:	$6,164 per year
Initial Guaranteed Income Benefit (5% x $120,000 Guaranteed Amount/Income Base which is greater than $100,000 Account Value:	$6,000

Lincoln Lifetime IncomeSM Advantage. Contractowners who purchased Lincoln Lifetime IncomeSM Advantage are guaranteed that they may use the remaining Guaranteed Amount (if greater than the contract value) at the time the Guaranteed Income Benefit is determined, to increase the Guaranteed Income Benefit (version 2 or version 3 only).  The Guaranteed Income Benefit will be increased by the ratio of the remaining Guaranteed Amount to the contract value at the time the initial i4LIFE® Advantage payment is calculated. In other words, the Guaranteed Income Benefit will equal 75% of the initial regular income payment times the remaining Guaranteed Amount divided by the contract value, if the Guaranteed Amount is greater than the contract value. See the Lincoln Lifetime IncomeSM Advantage - i4LIFE® Advantage Option section in the prospectus for an example of calculation of the Guaranteed Income Benefit using the purchased Lincoln Lifetime IncomeSM Advantage Guaranteed Amount.

Contractowners who purchased Lincoln Lifetime IncomeSM Advantage may also choose to drop Lincoln Lifetime IncomeSM Advantage to purchase the version of the Guaranteed Income Benefit that is then currently available. For Guaranteed Income Benefit (version 4), the initial Guaranteed Income Benefit will be equal to the applicable percentage, which is based on the age of either the contractowner (single life option) or the youngest age of either the contractowner or secondary life (joint life option) at the time the Guaranteed Income Benefit is elected, multiplied by the Account Value. In other words, the initial Guaranteed Income Benefit will equal the applicable percentage based on the contractowner’s age multiplied by the Account Value. The applicable percentage is found in the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit table above.

Impacts to i4LIFE® Advantage Regular Income Payments. When you select the i4LIFE® Advantage Guaranteed Income Benefit, certain restrictions will apply to your contract:
•
     A 4% assumed investment return (AIR) will be used to calculate the regular income payments.     The minimum Access Period required for Guaranteed Income Benefit (version 4) is the longer of 20 years (15 years for versions 2 and 3) or the difference between your age (nearest birthday) and age 90 (age 85 versions 2 and 3). We may change this Access Period requirement prior to election of the Guaranteed Income Benefit.If you use the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base to calculate the Guaranteed Income Benefit after the fifth anniversary of the rider’s effective date, the minimum Access Period will be the longer of 15 years or the difference between your age (nearest birthday) and age 85.

•	The maximum Access Period available for this benefit is to age 115 for non-qualified contracts; to age 100 for qualified contracts.

If you choose to lengthen your Access Period (which must be increased by a minimum of 5 years), your regular income payment will be reduced. For versions 1, 2 and 3 of Guaranteed Income Benefit, an extension of your Access Period will also reduce your i4LIFE®Advantage Guaranteed Income Benefit in proportion to the reduction in the regular income payment. This reduction of the i4LIFE®Advantage Guaranteed Income Benefit does not apply to Guaranteed Income Benefit (version 4). If you choose to shorten your Access Period, the i4LIFE® Advantage with Guaranteed Income Benefit will terminate. Refer to the Example in the 4LATER® Guaranteed Income Benefit section of your prospectus.

The i4LIFE® Advantage Guaranteed Income Benefit will terminate due to any of the following events:

•	the death of the annuitant (or the later of the death of the annuitant or secondary life if a joint life payout option was elected); or
•	a contractowner requested decrease in the Access Period or a change to the regular income payment frequency; or
•	upon written notice to us; or
•	assignment of the contract.

A termination due to a decrease in the Access Period, a change in the regular income payment frequency, or upon written notice from the contractowner will be effective as of the valuation date on the next periodic income commencement date anniversary. Termination will be only for the i4LIFE® Advantage Guaranteed Income Benefit and not the i4LIFE® Advantage election, unless otherwise specified. However if you used your Lincoln Lifetime IncomeSM Advantage Income Base to establish the Guaranteed Income Benefit any termination of the Guaranteed Income Benefit will also result in a termination of  the i4LIFE® Advantage election.  If you used your Lincoln Lifetime IncomeSM Advantage Guaranteed Amount to establish the Guaranteed Income Benefit, you must keep i4LIFE® Advantage and the Guaranteed Income Benefit in effect for at least 3 years. If you terminate the i4LIFE® Advantage Guaranteed Income Benefit you may be able to re-elect it, if available, after one year. The election will be treated as a new purchase, subject to the terms and charges in effect at the time of election and the i4LIFE® Advantage regular income payments will be recalculated. The i4LIFE® Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election.

Availability. The Guaranteed Income Benefit (version 4) will be available for purchase with qualified and nonqualified (IRAs and Roth IRAs) annuity contracts on or after November 15, 2010, or upon approval in your state. The contractowner must be under age 96 for nonqualified contracts and under age 81 for qualified contracts at the time this rider is elected.

There is no guarantee that Guaranteed Income Benefit (version 4) will be available for purchasers in the future as we reserve the right to discontinue this benefit at any time. The availability of this rider will depend upon your state’s approval. Certain features of Guaranteed Income Benefit may not be available in all states.  Check with your investment representative regarding availability.

The Contracts – Investment Requirements. The following row is added to the Investment Requirements chart:

i4LIFE® Advantage with Guaranteed Income Benefit (v.4)	On or after November 15 , 2010	Option 3

Please retain this supplement for future reference.